SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           Paragon Trade Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69912K206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Jane Beatty
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-6178
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 69912K206

  1. Name of Reporting Person:  Ontario Teachers' Pension Plan Board

  2. Check the Appropriate Box if a Member of a Group*

     (a)     |_|

     (b)     |x|

  3. SEC Use Only

  4. Source of Funds:  00

  5. Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e): |_|

  6. Citizenship or Place of Organization:  Ontario, Canada

    Number of            7. Sole Voting Power:         0
  Shares  With
 Beneficially Owned By   8.  Shared Voting Power:      2,401,953
  Each Reporting
      Person             9.  Sole Dispositive Power:   0

                        10.  Shared Dispositive Power: 2,401,953

  11. Aggregate Amount Beneficially Owned by Each Reporting Person:  2,401,953

  12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares: |_|

  13. Percent of Class Represented by Amount in Row (11):  20.2%

  14. Type of Reporting Person:  EP

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Paragon Trade Brands, Inc., a Delaware corporation ("Paragon"), whose principal executive office is located at 180 Technology Parkway, Norcross, Georgia 30092.

Item 2. Identity and Background.

     (a)-(c) This statement is being filed by Ontario Teachers' Pension Plan Board, an Ontario, Canada corporation (the "Board"). The principal business address of the Board is 5650 Yonge Street, 5th Floor, Toronto, Ontario, Canada, M2M 4H5. The Board administers a pension plan and manages a pension fund.

     The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each executive officer and director of the Board, each person controlling the Board and each executive officer and director of any corporation or other person in control of the Board is set forth in Schedule A and incorporated herein by reference.

     (d) Not Applicable.

     (e) Not Applicable.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 28, 2000, the Board purchased from Paragon 2,401,953 shares of Common Stock for an aggregate purchase price of $24,019,530, or $10.00 per share, pursuant to an Assignment and Assumption Agreement dated January 28, 2000 (the "Assumption and Assignment Agreement") between the Board and PTB Acquisition Company, LLC, a Delaware Limited Liability Company ("PTBA"), and a Stock Purchase Agreement dated as of November 16, 1999 (the "Stock Purchase Agreement"), between Paragon and PTBA. The Assumption and Assignment Agreement is filed as Exhibit 1 and the Stock Purchase Agreement is filed as Exhibit 2, and both such exhibits are incorporated herein by reference. All of the funds used by the Board to acquire the 2,401,953 shares of Common Stock came from the pension fund managed by the Board, which includes income from the fund's investment portfolio and contributions of members of the pension plan administered by the Board.

Item 4. Purpose of Transaction.

     Under the terms of the Stock Purchase Agreement, PTBA had committed to purchase up to an aggregate of 11,712,635 shares of Common Stock (less the 196,230 shares of Common Stock subscribed for pursuant to a now completed rights offering made to certain Paragon stockholders), although PTBA retained the right to assign its right to purchase any or all of such shares to one or more assignees. Pursuant to that right, PTBA assigned the right to purchase 2,401,953 shares of Common Stock to the Board and 2,401,953 shares of Common Stock to Co-Investment Partners, L.P. ("CIP").

     Pursuant to a Shareholders' Agreement, dated January 28, 2000 (the "Shareholders' Agreement"), among Paragon, PTBA, CIP and the Board, each of CIP and the Board has granted PTBA an irrevocable proxy to vote (or grant written consent in lieu of voting) the shares owned by them on all matters other than a proposal to amend or eliminate Article 5 of Paragon's Amended and Restated Certificate of Incorporation. In addition, under the terms of the Shareholders' Agreement, PTBA has the right to cause each of CIP and the Board to sell their shares of Common Stock to a third party pro rata with the sale by PTBA of its shares to such third party if (i) at the time of such sale PTBA owns more than 50% of the outstanding shares of Common Stock, and (ii) PTBA proposes to sell more than 50% of its shares to such third party as part of such transaction. The Board does not have any rights to vote or cause the disposition of the shares of Common Stock owned by PTBA or CIP. The Shareholders' Agreement is filed as
Exhibit 3 and is incorporated herein by reference.

     Except as disclosed herein, the Board acquired shares of Common Stock of Paragon for investment purposes. To the best of its knowledge, the Board expects that the business and operations of Paragon will continue without substantial change. The Board currently expects that Paragon's operations would continue to be run and managed by its existing executive officers, but will continue to evaluate the business, operations and management of Paragon and will take such further actions as it deems appropriate under the circumstances then existing.

     Paragon has granted to PTBA an option to purchase from Paragon, out of the authorized but unissued shares of Common Stock, up to 2,500,000 additional shares of Common Stock at a price per option share equal to $10.00 per share. Pursuant to the Shareholders' Agreement, the exercise of this option by PTBA may require Paragon to provide the Board and CIP with an opportunity to subscribe for and purchase a ratable share of such option shares. Such option is not currently exercisable, and will not be exercisable unless, on or prior to January 28, 2001, Paragon Trade Brands International, Inc., a subsidiary of Paragon, elects to exercise an option to purchase up to an additional 34% interest in Groupo P.I. Mabe, S.A. de C.V. (the "Exercise Event"). Such option will expire unless exercised on or prior to the first anniversary of the Exercise Event.

     Except as set forth in this Item 4, no person reporting hereunder has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) As set forth above, on January 28, 2000, Paragon issued to the Board, and the Board has voting and dispositive power over and owns beneficially and of record 2,401,953 shares of Common Stock, representing approximately 20.2% of the outstanding shares of Common Stock. 11,891,000 shares of Common Stock were outstanding as of January 28, 2000. As discussed in Item 3, as a result of the grant of irrevocable proxies by each of CIP and Ontario and PTBA's right to cause each of CIP and Ontario to sell their shares of Common Stock pro rata with a sale by PTBA, the Board also may be deemed to have shared voting and dispositive power over and to have shared beneficial ownership of the 6,712,499 shares of Common Stock owned of record by PTBA, representing approximately 56.5% of the outstanding shares of Common Stock, and the 2,401,953 shares of Common Stock owned of record by CIP, representing approximately 20.2% of the outstanding shares of Common Stock. As stated in Item 4, however, the Board does not have any rights to vote or cause the disposition of the shares of Common Stock owned by PTBA or CIP. Each of PTBA, its sole member Wellspring Capital Partners II, L.P., a Delaware limited partnership ("WCPII"), WCPII's general partner Wellspring Capital Management, LLC, a Delaware limited liability company ("Wellspring"), and Wellspring's sole managing member Mr. Greg S. Feldman may be deemed to have shared voting and dispositive power over and to have shared beneficial ownership of the shares of Common Stock beneficially owned by PTBA, although Mr. Feldman disclaims such beneficial ownership.

     (c) Except as set forth above, no person identified in Item 2 hereof has effected any transaction in the Common Stock during the 60 days preceding January 28, 2000.

     (d) CIP and PTBA have the right to receive dividends from, or proceeds from the sale of, the shares owned of record by them.

     Paragraph (e) of Item 5 of Schedule 13D is not applicable to this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On January 28, 2000, Paragon, PTBA, Wellspring, the Board and CIP entered into the Shareholders' Agreement. Certain aspects of this agreement are described in Item 3. In addition to those aspects of the Shareholders' Agreement described in Item 3, the Shareholders' Agreement also contains certain limitations on share transfers, tag-along rights, preemptive rights, rights to receive information from Paragon and have observers present at Paragon board meetings, and limitations on Paragon's ability to enter into material transactions with Wellspring or its affiliates. The Shareholders' Agreement is filed as Exhibit 3 and is incorporated herein by reference.

     Pursuant to a Registration Rights Agreement, dated as of January 28, 2000 (the "Registration Rights Agreement") among Paragon, PTBA, the Board and CIP, Paragon has granted PTBA, among other things, the right on the terms and conditions set forth in the agreement, to require Paragon to register for sale to the public its shares of Common Stock.

     Under this Registration Rights Agreement, PTBA may require Paragon to effect (i) two demand registrations of the Common Stock of Paragon on Form S-1 under the Securities and Exchange Act of 1934 (the "Act") and (ii) an unlimited number of registrations of all or a portion of its shares on Form S-3 or any similar short-form registration under the Act of the Common Stock of Paragon. Paragon is not be required to effect such registrations within the period beginning on the effective date of a registration statement and ending on the expiration of any lock-up period (not to exceed 180 days) reasonably required by the underwriters, if any, in connection therewith.

     After the closing date of the initial sale by Wellspring of any of its shares or January 30, 2005, each of CIP and the Board may require Paragon to effect one registration of their securities. Paragon will not be required to effect such a registration within the period beginning on the effective date of a registration statement and ending on the expiration of any lock-up period (not to exceed 180 days) reasonably required by the underwriters, if any, in connection therewith.

     The holder of the shares requesting registration pursuant to the above must offer each other holder party to the Registration Rights Agreement the right to participate in such registration by including a portion of such offeree's shares in the request for the registration.

     PTBA and, under certain circumstances, each of CIP and the Board are also entitled to unlimited piggyback registration rights. Each of PTBA, the Board and CIP are subject to customary lock-up provisions. The Registration Rights Agreement is filed as Exhibit 4 and is incorporated herein by reference.

     As described in Item 4, Paragon has also issued to PTBA an option to acquire up to 2,500,000 additional shares of Common Stock for an exercise price of $10.00 per share under certain circumstances. A copy of such option agreement is filed as Exhibit 5 and is incorporated herein by reference.

     Except as described elsewhere in this Schedule 13D, to the best knowledge of the Board, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Paragon, including but not limited to transfer or voting of any securities of Paragon, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or division of profits or loss.

Item 7. Materials to be Filed as Exhibits.

     1. Assumption and Assignment Agreement, dated January 28, 2000, between Ontario Teachers' Pension Plan Board and PTB Acquisition Company, LLC.

     2. Stock Purchase Agreement, dated as of November 16, 1999, by and between PTB Acquisition Company, LLC and Paragon Trade Brands, Inc.

     3. Shareholders' Agreement, dated as of January 28, 2000, among Paragon Trade Brands, Inc., PTB Acquisition Company LLC, Co-Investment Partners, L.P., Ontario Teachers' Pension Plan Board and Certain Other Shareholders.

     4. Registration Rights Agreement, dated as of January 28, 2000, among Paragon Trade Brands, Inc., PTB Acquisition Company LLC, Co-Investment Partners, L.P., Ontario Teachers' Plan Board and Certain Other Shareholders.

     5. Option Agreement entered into as of January 28, 2000, by and between Paragon Trade Brands, Inc. and PTB Acquisition Company, LLC.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     February 4, 2000

                                            ONTARIO TEACHERS' PENSION PLAN BOARD


                                            /s/ Jane Beatty
                                            -----------------------
                                            Name:  Jane Beatty
                                            Title: Legal Counsel,
                                                   Investments

                                                                      SCHEDULE A



     The following tables set forth for the directors and executive officers of the Board (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted. Each of the following persons is a citizen of Canada.


NAME                 RESIDENCE OR                     PRINCIPAL OCCUPATION
                    BUSINESS ADDRESS                      OR EMPLOYMENT

Claude Lamoureux     5650 Yonge Street                President and Chief Executive
                     5th Floor                        Officer of the Board
                     Toronto, Ontario
                     M2M 4H5

Robin Korthals       121 King Street West             Retired Financial Executive
(Chairperson)        Suite 2525
                     Toronto, Ontario
                     M5H 3T9

Jalynn Bennett       247 Davenport Rd.                President of Jalynn H. Bennett Associates, a
(Director)           Suite 303                        strategic planning consulting firm whose
                     Toronto, Ontario                 principal business address and office are the
                     M5R 1J9                          same as for Ms. Bennett

David Lennox         55 Lombard Street                Retired Secretary for Ontario Teachers'
(Director)           Suite 413                        Federation, a teacher's union
                     Toronto, Ontario
                     M5C 2R7

Ann Finlayson        440 Markham Street               Self-employed journalist, speaker, freelance
(Director)           Toronto, Ontario                 editor and consultant
                     M6G 2L2

Lucy Greene          1736 Caughey Lane                Retired Human Resources Executive for Sun
(Director)           Penetang, Ontario                Life Assurance Company of Canada
                     L9M 1X4

Geof Clarkson        P.O. Box 251                     Retired Partner with Ernst & Young
(Director)           Toronto-Dominion Centre
                     Toronto, Ontario
                     M5K 1J7

Gary Porter          820-439 University Ave.          Self-employed Chartered Accountant
(Director)           Toronto, Ontario
                     M5G 1Y8

Ralph Lean, Q.C.     Cassels Brock & Blackwell        Corporate & Commercial Lawyer
(Director)           40 King Street West
                     Suite 2100
                     Toronto, Ontario
                     M5H 3C2

John Lane            77 Dawlish Avenue                Retired Chief Investment Officer for Sun
(Director)           Toronto, Ontario                 Life Assurance Company of Canada
                     M4N 1H2

Robert Bertram       5650 Yonge Street                Senior Vice President, Investments of the
                     5th Floor                        Board
                     Toronto, Ontario
                     M2M 4H5

Allan Ressor         5650 Yonge Street                Senior Vice President, Member Services and
                     5th Floor                        Chief Information Officer of the Board
                     Toronto, Ontario
                     M2M 4H5

John Brennan         5650 Yonge Street                Vice President, Human Resources and Public
                     5th Floor                        Affairs of  the Board
                     Toronto, Ontario
                     M2M 4H5

Andrew Jones         5650 Yonge Street                Vice President, Finance of the Board
                     5th Floor
                     Toronto, Ontario
                     M2M 4H5

Peter Maher          5650 Yonge Street                Vice President, Internal Audit of the Board
                     5th Floor
                     Toronto, Ontario
                     M2M 4H5

Roger Barton         5650 Yonge Street                Vice President, General Counsel & Secretary
                     5th Floor                        of the Board
                     Toronto, Ontario
                     M2M 4H5

Rosemarie McClean    5650 Yonge Street                Vice President, Client Services of the Board
                     5th Floor
                     Toronto, Ontario
                     M2M 4H5

Morgan McCague       5650 Yonge Street                Vice President, Quantitative Investments of
                     5th Floor                        the Board
                     Toronto, Ontario
                     M2M 4H5

Neil Petroff         5650 Yonge Street                Vice President, International Equity Indexes,
                     5th Floor                        Fixed Income and Foreign Exchange of the Board
                     Toronto, Ontario
                     M2M 4H5

Brian Gibson         5650 Yonge Street                Vice President, Equities of OTP
                     5th Floor
                     Toronto, Ontario
                     M2M 4H5

Michael Lay          5650 Yonge Street                Vice President, Merchant Banking of the Board
                     5th Floor
                     Toronto, Ontario
                     M2M 4H5

Brian Muzyk          5650 Yonge Street                Vice President, Real Estate of the Board
                     5th Floor
                     Toronto, Ontario
                     M2M 4H5

Leo de Bever         5650 Yonge Street                Vice President, Research & Economics of the
                     5th Floor                        Board
                     Toronto, Ontario
                     M2M 4H5